SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 8 2010
DIVISION OF MARKET REGULATION


10031359

UNITE[D STATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Four Points Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street 23rd Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Norensberg 347-247-9977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clay Thomas, P.C.
(Name – *if individual, state last, first, middle name*)

2038 Lexington Street, (Address) Houston, (City) Texas (State) 77098 (Zip Code)

CHECK ONE:

...X Certified Public Accountant

... Public Accountant

~~... Accountant not resident in United States or any of its possessions.~~

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kenneth Norensberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Four Points Capital Partners, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF NEW YORK
DANIEL NORENSBERG
01N06059598
COMMISSION EXPIRES 5/20/11

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
... (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUR POINTS CAPITAL PARTNERS, LLC

Independent Auditor's Report

For the Year Ended December 31, 2009

Clay Thomas, P.C.
2/14/2010

Table of Contents

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report

To the Board of Directors
Four Points Capital Partners, LLC
New York City, New York

I have audited the balance sheet of Four Points Capital Partners, LLC as of December 31, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Four Points Capital Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Four Points Capital Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Clay Thomas, P.C.

February 14, 2010

FOUR POINTS CAPITAL PARTNERS, LLC
Statement of Financial Position
December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash and Cash Equivalents	40,303	315
Accounts Receivable - Trade	-	-
Total Current Assets	40,303	315
Property and Equipment		
Furniture and Fixtures	-	5,440
Equipment	-	6,703
Leasehold Improvements		6,756
Accumulated Depreciation		(902)
Total Fixed Assets	-	17,997
Other Assets		
Deposits		14,722
Total Other Assets		14,722
Total Assets	40,303	33,034

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities		
Accounts Payable	6,071	-
	-	-
	-	-
Total Current Liabilities	6,071	-
Stockholders' Equity		
Paid In Capital	324,256	274,256
Retained Earnings (Deficit)	(290,024)	(241,222)
Total Stockholders' Equity	34,232	33,034
Total Liabilities and Stockholders' Equity	40,303	33,034

See accompanying notes to financial statements.

FOUR POINTS CAPITAL PARTNERS, LLC
Statement of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Income From Operations		
Commissions	-	179,106
Consulting	-	9,500
Other Income	3,248	27,991
Total Income	3,248	216,597
Operating Expenses		
Bank Charges	60	593
Cable	192	917
Clearing Fees	-	2
Commissions	-	123,689
Consulting	2,900	16,548
Contract Labor	-	141,255
Depreciation Expense	17,997	450
Donations	-	1,200
Dues and Subscriptions	500	
Insurance and Bonding	763	8,268
Licenses and Permits	470	625
Maintenance Fees	-	1,974
Management Fees	14,327	
Medical and Dental	-	67
Miscellaneous	550	127
NASD Fees	1,225	13,123
Office Equipment	-	6,470
Office Expense	2,134	3,403
Office Supplies	-	2,662
Patroll Expense	-	1,130
Postage and Delivery	193	6,784
Professional Fees	9,000	11,900
Quote Service	-	3,002
Regulatory Fees	1,700	70
Rent	-	8,852
Repairs and Maintenance	-	377
Research	-	75
Security	-	248
Stock Transfer Fees	-	638
Taxes	-	(61)
Telephone	-	6,621
Training	-	780
Travel and Entertainment	40	4,880
Utilities	-	3,965
Total Expense	52,051	370,634
Loss From Operations	(48,802)	(154,037)
Other Income (Expense)		
Realized Loss on Investment Securities	-	(6,135)
Unrealized Gain on Investment Securities	-	1,302
Interest Income	-	826
Total Other Income (Expense)	-	(4,007)
Net Loss	(48,802)	(158,044)

See accompanying notes to financial statements.

FOUR POINTS CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from operating activities		
Net Income	(48,802)	(173,416.00)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	-	-
Accounts Receivable	-	16,402.00
CRD Deposits	-	40.00
Investment Accounts - Stock Investments		65,775.00
Accounts Payable	6,071	(5,603.00)
Accrued Payroll Taxes	-	(86.00)
Net Cash provided by Operations	(42,730.59)	(96,888.00)
Cash Flows from investing activities		
Accumulated Depreciation	17,997	18,447
Furniture and Equipment	-	-
Membership Fee	395	-
GLB Clearing Deposit	14,327	(14,328)
Prepaid CRD Fees	-	2,643
Net cash used in investing	32,719	6,762
Cash Flows from financing activities		
Additional Paid In Capital	50,000	80,000
Net cash used in financing	50,000	80,000
Net increase (decrease) in cash and cash equivalents	39,988	(10,126)
Cash and cash equivalents, beginning of period	315	10,441
Cash and cash equivalents, end of period	40,303	315
Supplemental disclosures of cash flow information:		
Interest paid	-	-
Income taxes paid	-	-

See accompanying notes to financial statements.

FOUR POINTS CAPITAL PARTNERS, LLC
Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 194,256	(83,178)	$ 111,078
Capital Contributions	$ 80,000		$ 80,000
Net Income/(Loss) 2008		(158,044)	$ (158,044)
Balance at December 31, 2008	274,256	(241,222)	$ 33,034
Capital Contributions	50,000		$ 50,000
Net Income/(Loss) 2009		(48,802)	$ (48,802)
Balance at December 31, 2009	324,256	(290,024)	$ 34,232

See accompanying notes to the financial statements.

FOUR POINTS CAPITAL PARTNERS, LLC
Notes to the Financial Statements

1. Organization and Nature of Business

   Four Points Capital Partners, LLC was chartered by the State of Texas as a Limited Liability Company on July 23, 1997. The purpose of the corporation is to carry on a general brokerage and financial business.

   In accordance with the regulations under the Securities Exchange Act of 1934, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, and is a member of various exchanges.

2. Summary of Significant Accounting Policies

   a. Basis of Presentation

      The financial statements include the accounts of the company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital business.

   b. Securities Transactions

      Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

      Amounts receivable and payable for securities transactions that have no reached their contractual settlement date are recorded net on the statement of financial position.

   c. Commissions

      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   d. Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   e. Allowance for Doubtful Accounts

The company has not established an allowance for doubtful accounts. No receivable has been booked until the bond purchaser has remitted the payment to the bond company. The company's collection is assured at that juncture. Historically, there have been no bad debts.

f. Income Taxes

The company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal income taxes on their respective shares of the company's taxable income.

g. Estimates

There are no significant estimates used in the preparation of the financial statements.

3. Liabilities Subordinated to Claims of General Creditors

There was no debt under subordination agreements at December 31, 2009.

The company had no other debt as of December 31, 2009.

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2009, the company had a net capital of $34,232, which was $29,232 in excess of its required net capital of $5,000. At December 31, 2008, the company had a net capital of $33,034 which was $28,034 in excess of its required net capital of $5,000.

Clay Thomas, P.C.
Certified Public Accountant

2038 Lexington
Houston, Texas 77098
(713) 524-8838 (office)
(713) 942-9175 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Four Points Capital Partners, LLC
New York City, New York

In planning and performing my audit of the financial statements of Four Points Capital Partners, LLC, for the year ended December 31, 2009, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Four Points Capital Partners, LLC, is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Clay Thomas, P.C.

February 14, 2010

FOUR POINTS CAPITAL PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2009

Total Equity From Statement of Financial Position	34,232
Less: Non-Allowable Assets:	
Statement of Financial Position	-
Net Capital	34,232
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	2,282
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	29,232
Excess Net Capital at 1,000%	29,762
Computation Ratio of Aggregate Indebtedness to Net Capital	
Total Liabilities (Per Statement of Financial Condition)	6,071
Percentage Aggregate Indebtedness to Net Capital	18%

FOUR POINTS CAPITAL PARTNERS, LLC
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2009

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	34,232
Net Audit Adjustments	-
Other Items	
Net Capital Per Above	34,232